1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 24, 2016

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 1,617

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,617 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of each series of the Trust (each, a “Fund”) listed below:

iShares 1-3 Year Treasury Bond ETF

iShares 3-7 Year Treasury Bond ETF

iShares 7-10 Year Treasury Bond ETF

iShares 10-20 Year Treasury Bond ETF

iShares 20+ Year Treasury Bond ETF

iShares Short Treasury Bond ETF

The comments were provided to the Trust on June 14, 2016. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response, which is applicable to each Fund. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

Comment 1: If the Fund must pay its own interest expenses, taxes, brokerage expenses, future distribution fees or expenses and extraordinary expenses, is it accurate to say that “Other Expenses” in the Annual Fund Operating Expenses table are “None”?

Response: The disclosure states “None” under “Other Expenses” because the Fund does not expect to incur any estimated “Other Expenses” at this time. Should the Fund incur “Other Expenses” in the future, the Trust would revise the Fund’s Annual Fund Operating Expenses table accordingly.

Comment 2: Please consider revising the “Authorized Participant Concentration Risk” as shares may trade at a premium or discount to net asset value regardless of whether Authorized Participants exit their relationship with the Fund.

Response: The requested change has been made.

Comment 3: Please explain how investing in developed countries—presumably not the U.S.—is a principal risk given that the Fund’s investment strategy is to invest at least 95% of its assets in U.S. securities.

Response: The “Risk of Investing in Developed Countries” included in the Fund’s prospectus describes risks applicable to all developed countries, including the United States, which is the reason it is included as a principal risk. While the Trust also includes “Risk of Investing in the United States” in the Fund’s prospectus, the risks described in that section are more specific to the
United States.

Comment 4: Please inform us why the Underlying Index was changed.

Response: The Underlying Index was changed for business reasons in connection with a comprehensive review of the fixed income index provider landscape across iShares funds.

Comment 5: In connection with the “Securities Lending Risk,” please explain briefly the adverse tax consequences that may also accrue to investors as a result of the Fund’s securities lending. For example, a stock loan that is open over the dividend record date can have adverse consequences to the Fund’s investors. The dividends may no longer be eligible for preferential qualified dividend status, which would increase the tax rate from 15% up to 38%. In addition, the dividends on loaned securities may no longer qualify for the dividends received deduction against corporate income.

Response: The Trust notes that certain adverse tax consequences related to securities lending are disclosed in the “Taxes on Distributions” section of the Fund’s prospectus, stating that “[d]istributions from the Fund’s net investment income, including distributions of income from securities lending . . . are taxable to you as ordinary income.”

Comment 6: The Staff notes that much of the disclosure provided in the “Determination of Net Asset Value” does not appear to be applicable to U.S. Treasury securities.

Response: The disclosure in the “Determination of Net Asset Value” section of the Fund’s prospectus is included for all series of the Trust, which, in the Trust’s view, is applicable to the Fund. To the extent the Fund invests in securities other than U.S. Treasuries, for example, certain disclosure that may not be applicable to U.S. Treasuries may be applicable to other securities held by the Fund.

Comment 7: The Staff suggests the Trust consider adding a statement that the Fund’s prospectus and SAI are available from the financial intermediary (such as a broker-dealer or bank) through which shares of the Fund may be purchased and sold. As you note, the prospectus delivery exemption of Section 4(a)(3) of the Securities Act is not available as a result of Section 24(d) of the Investment Company Act. Please also include the required information about prompt delivery. See Instructions 2 and 3 to Item l(b) of Form N-1A.

Response: The Trust respectfully declines to add the language discussed in Instructions 2 and 3 to Item 1(b) of Form N-1A, but will consider adding the language in the future. The Trust notes that including this information on the back cover page is not required by Form N-1A, as Instruction 2 to Item 1(b) states that a Fund “may indicate,” if applicable, that the SAI and other information is available from a financial intermediary through which shares of the Fund may be purchased or sold, and Instruction 3 to Item 1(b) states the timing of which the information must be sent to an investor after it has been requested; it does not state that disclosure of that timing is required. The Trust further notes that the SAI contains language noting that the prospectus delivery exemption of Section 4(a)(3) of the Securities Act is not available as a result of Section 24(d) of the Investment Company Act.

Comment 8: The Staff notes that repurchase agreements are not borrowings and but for the fundamental policy set out in the SAI, the 33 1/3% borrowing limitation would not be applicable to repurchase agreements; the only requirement would be that the loan be fully collateralized.

Response: The Trust notes the requirement that a loan must be fully collateralized.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre, Esq.

Michael Gung

Seong Kim

Joel Whipple